

Mail Stop 4561

August 19, 2009

By U.S. Mail and facsimile to (616) 527-5833

Mr. Robert N. Shuster
Executive Vice President and
Chief Financial Officer
Independent Bank Corporation
230 W. Main St., P.O. Box 491
Ionia, Michigan 48846

> **Re: Independent Bank Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 000-07818**

Dear Mr. Shuster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.   We refer to Note 25, Operating Segments on page 80 that shows the Mepco
        segment has pre-tax net income of $17.3 million in 2008 compared to a net loss of
        $96.8 million of the IB segment. Considering the impact of Mepco's operations
        on consolidated operating results, please revise this section in future filings to
        provide a discussion of the reasons for the major changes in operating results of
        both reportable segments. Refer to Item 303(a) of Regulation S-K.   Consider
        including a discussion of the following:

        •   The effects of any intersegment transactions and of corporate allocations of
            general expenses and taxes to each reportable segment.

        •   The effects of the sale in 2007 of Mepco's insurance premium finance
            business.

        •   Based on your disclosure on page 23 that the failure of one of Mepco's
            counterparties could expose the Company to significant losses, please revise
            the last paragraph on page 22 to disclose in greater detail the methodology
            used by Mepco to establish and monitor counterparty credit limits in order to
            manage their collateral exposure.

Critical Accounting Policies, page 48

2.   We refer to the statement that you believe you assumptions and judgments in
        assessing other-than-temporary impairments are "reasonable and conform to
        industry practices". Please tell us and revise future filings discuss the significant
        assumptions and judgments used to determine impairments to investment
        securities whose fair value is based on mathematical models, such as matrix
        pricing or discounted cash flow analysis.

Financial Statements for the period ended December 31, 2008

Note 4, Securities, page 50

3.   We note that gross unrealized losses related to mortgage-backed securities were
        $6.8 million or 71% of total unrealized losses with duration of 12 months or more
        which you attribute to credit spread widening. Please tell us and discuss in future
        filings include the following information:

    •   Discuss how you factored into your analysis for determining other-than-
        temporary impairments the effects of the financial market illiquidity on the
        determination of the fair value of your private label mortgage-backed
        securities.

    •   Disclose the extent to which these mortgage-backed securities are
        collateralized by high risk mortgage loans, such as sub-prime, Alt-A, Option
        ARM or interest only loans with collateral located in geographical areas with
        high default rates. Refer to Note 12 on page 21 of your June 30, 2009 10-Q
        that states underlying loans within certain Level 3 private label and mortgage-
        backed securities were Jumbo loans, Alt-A loans and manufactured housing
        loans.

    •   Explain what you mean by the statement that you have "satisfactory
        relationships" between non-performing assets and the subordination levels of
        each security.   Disclose any major investments in high-risk subordination
        levels, such as mezzanine or interest only tranches.

    •   Clarify your statement that you continue to receive principal reductions to
        disclose how you consider the receipt or non-receipt of interest cash flows in
        you other-than-temporary impairment analysis.

4.   We note the Company had investments in trust preferred securities with gross
        unrealized losses of $2.8 million or 29% of total unrealized losses with a duration
        of twelve months or more. Please tell us an revise this section in future filings to
        include the following information:

    •   Describe in greater detail the credit characteristics of the securities, including
        whether they are pooled or single issue securities, the tranche held and their
        ability to absorb credit losses, the level of subordination and the
        collateralization remaining on the security.

- Considering the significant unrealized losses related to these securities and the $200,000 other-than-temporary impairment on one of the securities, tell us and revise future filings to describe the methodology you used and the analysis you performed on pooled and single issue trust preferred securities as of December 31, 2008 to determine they were not other-than-temporarily impaired.

- Discuss if the same methodology was used to evaluate for impairments the six investment grade securities and the two non-rated securities with a fair value less than amortized cost.

Note 8, Intangible Assets, page 56

5.   We refer to Note 2, Acquisitions on page 49 that states in 2007 the Company acquired ten branches from TCF Bank and recorded $10.8 million of premium related to the value of customer deposit relationships acquired which are being amortized over 15 years.   Taking into consideration that the goodwill related to this acquisition was written off in 2008, please tell us and discuss in future filings the following:

- Your basis for not recording an impairment charge related to the core deposit intangible and continuing to amortize over the original 15 year period.

- How you considered the increase in your brokered time deposits from $182.3 million at December 31, 2008 to $480.2 million at June 30, 2009, an increase of $280 million or 154%.

Note 17, Derivative Financial Instruments, page 69

6.   We note you had in 2007 fair value hedges with a total notional amount of $318 million and an average maturity of 2.3 years whereas in 2008 you had no fair value hedges.   Please tell us and discuss in future filings if these fair value hedges were discontinued in 2008 and how the Company has accounted for the discontinuation of fair value accounting under SFAS 133.

Note 25, Operating Segments, page 80

7.   We refer to your two reportable segments, IB and Mepco, which had a pre-tax loss of $96.8 million and net income of $17.7 million from continuing operations, respectively in 2008.   We also refer to Note 6 of the June 30, 2009 10-Q that states IB had a net loss of $30 million compared to $10 million of net income from Mepco for the six-months ended June 30, 2009. Considering the increasing

importance of the Mepco segment to consolidated operations, please revise future filings to provide the following disclosure regarding segment operations:

- Describe in Note 1, Accounting Policies, the revenue recognition policies regarding Mepco's warranty operations and state where these revenues are disclosed in the income statement. We note the Company has Finance Receivables of $286.9 million that appear to be related to Mepco's operations.

- Describe the repayment terms of the "Finance Premiums Payable" described in Note 1, Accounting Policies on page 46 owned by the Company to insurance companies for warranty payment plans provided by the Company for their customers.

- Describe the nature of the elimination of $286 million of total assets, equal to 11% of total in the "Eliminations" column of the summary of selected financial information for reportable segments on page 80. Refer to paragraph 32 of SFAS 131.

- Provide the disclosure regarding major customers as required by paragraph 39 of SFAS 131.

- Provide an explanation of the measurements of segment profit or loss and segment assets for each reportable segment. Refer to paragraph 31 of SFAS 131.

- Provide the information about geographic areas required by paragraph 38 of SFAS 131. Refer to the Company's exposure to Canadian denominated finance receivables on page 34 of the June 30, 2009 10-Q.

Note 23, Fair Value Disclosures, page 75

8. We refer to the "Securities" section on page 76 that states the Company has classified as Level 2 mortgages and other asset backed securities and certain trust preferred securities. Please tell us and discuss in future filings how you factored into your fair value measurements of these securities, including private label mortgage backed securities, the effects of recent financial market illiquidity and concerns regarding subprime mortgage collateral loans.

9. We refer the impaired loans totaling $60.2 million in the table that summarizes the financial assets measured on a non-recurring basis. Please reconcile for us this amount of impaired loans with the $91.2 million of impaired loans stated in Note 5, Loans on page 54.

Form 10-Q for the period ended June 20, 2009

Note 3, page 8

10.   We refer to the private label residential mortgage-backed security that has been
        classified by a major rating agency as below investment grade and the trust
        preferred security that was non-rated. Please tell us and discuss in future filing
        the following:

   - The analysis you performed, including the methodology, inputs and material
     assumptions used, to determine there was no other-than-temporary
     impairment with respect to these securities.

   - Describe the evidence you considered and their relative significance. Identify
     the primary evidence you relied on to support a realizable value equal to or
     greater than the carrying value of the investment.

   - Discuss any significant credit risk characteristics inherent in these securities
     that were not prevalent in the other similar securities that were rated as
     investment grade by the rating agency.

Note 12, page 21

11.   We refer to the "Securities" section on page 21 that describes the method and
        significant assumptions used to estate the fair value of securities.   Please tell us
        and in future filings provide the following information:

   - With respect to the $44 million of certain private label mortgage and asset
     backed securities that have been reclassified to Level 3 during the first quarter
     of 2009, please discuss the significant valuation inputs that you no longer
     consider to be observable and the circumstances or events that occurred
     during the current reporting period that caused this change.

   - We refer to your statement on page 25 that you are using an internal valuation
     model for these securities considering the market for these securities is
     extremely dislocated, the Level 2 pricing has not been based on orderly
     transactions, and the pricing could be described as based on "distressed sales".
     Please discuss why these securities were not considered Level 3 in 2008
     taking into consideration if these circumstances are unique to the first
     semester of 2009 or were also prevalent during the last semester of 2008.

- Discuss how you factored into your discounted cash flow analysis the credit characteristics of the Jumbo loans, Alt A loans and manufacturing housing loans in determining the fair value of the securities.

- Explain how you periodically validate and update the reasonableness of the fair value measures determined for the Level 3 type securities.

- Explain what you mean when you state that you continue to have "satisfactory relationships" between non-performing assets and the subordination levels in each security.

- Expand your discussion that states you continue to receive principal reductions to disclose how you considered in your discounted cash flow methodology the non-receipt of interest cash flows.

* * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief